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TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

San Luis Update

Vancouver, B.C., May 10, 2010: Esperanza Silver Corp. (“Esperanza”) reports that Silver Standard Resources Inc., its joint-venture partner in the San Luis project, has published the results of a “feasibility study”. Esperanza has just recently received a copy of the study and has had no opportunity to fully review it. That review will now be undertaken to assess the report’s basis and conclusions as well as to determine if it meets all the qualifications of a feasibility study as defined by the joint-venture agreement.

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru.  It also holds an extensive portfolio of exploration properties in Mexico and Peru.

SAFE HARBOR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.